Registration Categories

Categories

SWAP DEALER REGISTERED
NFA MEMBER APPROVED
EXEMPT FOREIGN FIRM APPROVED

Business Information

Name	**MACQUARIE BANK LIMITED**
Form of Organization	**CORPORATION**
Country	**AUSTRALIA**
Federal EIN	**980163788**

Business Address

Street Address 1	**1 ELIZABETH STREET**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**
Phone Number	**61-2-8232-3333**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Other Names

Not provided

Location of Business Records

Street Address 1	**1 ELIZABETH STREET**
City	**SYDNEY**
Province	**NSW**
Zip/Postal Code	**2000**
Country	**AUSTRALIA**

U.S. Address for Production of Business Records

Office Of	**MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10103**

Principal Information

Individual Information

NFA ID	**0518914**
Name	**BROADBENT, JILLIAN ROSEMARY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2019**

NFA ID	**0561683**
Name	**BYRES, WAYNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2024**

NFA ID	**0441968**
Name	**BYRON, STEPHEN M**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-20-2024**

NFA ID	**0451249**
Name	**COFFEY, PHILIP MATTHEW**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2019**

NFA ID	**0541286**
Name	**GREEN, STUART**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-28-2021**

NFA ID	**0547381**
Name	**HINCHLIFFE, MICHELLE ANNE**

TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-19-2022**

NFA ID	**0577727**
Name	**KWOK, FRANCIS PUI CHEUN**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-05-2026**

NFA ID	**0557810**
Name	**LLOYD HURWITZ, SUSAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-23-2023**

NFA ID	**0536543**
Name	**MCGRATH, REBECCA JOY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-12-2021**

NFA ID	**0536581**
Name	**ROCHE, MICHAEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-07-2021**

NFA ID	**0452344**
Name	**SAINES, IAN MICHAEL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-15-2022**

NFA ID	**0511090**

Name	**SORBARA, NICOLE GAI**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2018**

NFA ID	**0510224**
Name	**STEVENS, GLENN ROBERT**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-05-2018**

NFA ID	**0559152**
Name	**WHITEING, DAVID JOHN KRAUSE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-20-2023**

NFA ID	**0460609**
Name	**WIKRAMANAYAKE, SHEMARA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-11-2018**

NFA ID	**0456278**
Name	**WRIGHT, SIMON LAWRENCE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-19-2013**

Holding Company Information

NFA ID	**0453462**
Full Name	**MACQUARIE BH PTY LTD**
10% or More Interest	**Yes**
Status	**APPROVED**

Effective Date	**12-26-2012**

NFA ID	**0391842**
Full Name	**MACQUARIE GROUP LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-26-2012**

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
HONG KONG	HONG KONG MONETARY AUTHORITY
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
REPUBLIC OF KOREA	FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
AUSTRALIA	RESERVE BANK OF AUSTRALIA
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
CHINA	CHINA SECURITIES REGULATORY COMMISSION
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
TAIWAN (CHINESE TAIPEI)	CENTRAL BANK OF THE REPUBLIC OF CHINA
THAILAND	SECURITIES AND EXCHANGE COMMISSION
SOUTH AFRICA	FINANCIAL SECTOR CONDUCT AUTHORITY
CHINA	PEOPLES BANK OF CHINA

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Registration Contact Information

First Name	**JEREMY**
Last Name	**CHAPLIN**
Title	**SENIOR REGISTRATIONS MANAGER**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**904-571-5952**
Email	**RMGREGISTRATION@MACQUARIE.COM**

Enforcement/Compliance Communication Contact Information

First Name	**STEPHEN**
Last Name	**BYRON**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**

First Name	**BETSY**
Last Name	**SOUTHWORTH**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**646-975-1596**
Email	**BETSY.SOUTHWORTH@MACQUARIE.COM**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION
THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

Membership Contact Information

Membership Contact

First Name	**STEPHEN**
Last Name	**BYRON**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**

Accounting Contact

First Name	**CAITLIN**
Last Name	**SLATCHER**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**347-205-0524**
Email	**CAITLIN.SLATCHER@MACQUARIE.COM**

Arbitration Contact

First Name	**STEPHEN**
Last Name	**BYRON**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**

Compliance Contact

First Name	**BETSY**
Last Name	**SOUTHWORTH**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**646-975-1596**
Email	**BETSY.SOUTHWORTH@MACQUARIE.COM**

Chief Compliance Officer Contact

First Name	**STEPHEN**
Last Name	**BYRON**
Street Address 1	**660 5TH AVE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10103**
Country	**UNITED STATES**
Phone	**212-231-1340**
Email	**STEPHEN.BYRON@MACQUARIE.COM**